
SEC MAIL PROCESSING
RECEIVED
SEP 22 2003
WASH. D.C. 188 SECTION


ATCO
GROUP

Corporate Office


03032255

Telephone: (403) 292-7564
Telefax: (403) 292-7623
e-mail: trina.metz@atco.com

September 15, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Corporation's Form 1 dated September 4, 2003 and an Insider Report filed on September 4, 2003 relating to a Normal Course Issuer Bid. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Trina Metz
Supervisor, Corporate Secretarial Department

Encl.

dlw 9/25



Corporate Office

Telephone: (403) 292-7564
Telefax: (403) 292-7623
e-mail: trina.metz@atco.com

September 15, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Corporation's Form 1 dated September 4, 2003 and an Insider Report filed on September 4, 2003 relating to a Normal Course Issuer Bid. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Trina Metz
Supervisor, Corporate Secretarial Department

Encl.

FILE NO. 82-34744


TORONTO STOCK EXCHANGE
TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	40,143,844	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Stock Option Plan	250
Other Issuances and Cancellations	-3,000
Issued & Outstanding Closing Balance :	40,141,094

Stock Option Plan

Stock Options Outstanding Opening Balance:	**981,450**	As at :	08/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2003	N		250		

Filer's comment

Report in aggregate. Please see ME reports for specific detail.

Totals		0	250	0	0

Stock Options Outstanding Closing Balance:	**981,200**	As at :	08/31/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
08/31/2003	Conversion (General)	4,700
08/31/2003	Issuer Bid	-7,700
Totals		-3,000

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:18:46
Last Updated:	09/04/2003 15:14:54

FILE NO. 82-34744


TORONTO STOCK EXCHANGE
TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	23,237,091	As at :	08/01/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-4,700		
Issued & Outstanding Closing Balance :	23,232,391		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
08/31/2003	Conversion (General)	-4,700
Totals		-4,700

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:22:53
Last Updated:	09/04/2003 15:22:04

FILE NO. 82-34744


TORONTO STOCK EXCHANGE
TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	635,700

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:28:03
Last Updated:	09/04/2003 15:27:59

FILE NO. 82-34744


TORONTO STOCK
EXCHANGE
TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	2,277,675

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:25:55
Last Updated:	09/04/2003 15:25:34

FILE NO. 82-34744


TORONTO stock
EXCHANGE
TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:26:55
Last Updated:	09/04/2003 15:26:49

FILE NO. 82-34744


TORONTO STOCK
EXCHANGE
TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

	Effective Date	Transaction Type	Number of Shares
Totals	-		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:29:08
Last Updated:	09/04/2003 15:28:55

FILE NO. 82-34744


TORONTO STOCK EXCHANGE
TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:29:56
Last Updated:	09/04/2003 15:29:52

Insider transaction detail - View details for issuer

2003-09-05 10:39 ET

Transactions sorted by : Insider
Issuer name : Canadian Utilities Limited (Starts with)
Filing date range : September 4, 2003 - September 4, 2003

Issuer name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
74214	2003-08-01	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	57.2700	2,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
74215	2003-08-01	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
74221	2003-08-08	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000	55.8000	1,000						
74223	2003-08-08	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,000		0						
74226	2003-08-15	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	56.4800	2,000						
74230	2003-08-15	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
74234	2003-08-22	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,700	56.4600	1,700						
74240	2003-08-22	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,700		0						
74244	2003-08-29	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000	56.2500	1,000						
74247	2003-08-29	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,000		0						